Boston Capital

January 3, 2008

VIA EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BCTC IV Assignor Corp. Form 10-K for the year ended 12/31/2006 Filed on 3/20/2007 File No. 033-99602-01

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of BCTC IV Assignor Corp. (the "Company") to the comment contained in your letter dated December 19, 2007 relating to the Company's Form 10-K for the fiscal year ended December 31, 2006. For ease of reference, we have reproduced your comment in italics below.

Item 9A - Controls and Procedures

1. Tell us and disclose in future filings how you considered Items 307 and 308 of Regulation S-K.

Response:

As required by Item 307 of Regulation S-K and Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), Company management, under the supervision and with the participation of the Principal Executive Officer and Principal Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Principal Executive Officer and Principal Financial Officer concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were effective in timely alerting them to information required to be included in the Company's periodic SEC filings. Additionally, Company management determined that there were no changes in the Company's internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company disclosed its consideration of Item 307 in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and will include the disclosures required under Item 307 in future filings.

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

Boston Capital

The Company considered Item 308T of Regulation S-K, and so long as the Company continues to meet the definition of a non-accelerated filer, determined that is not required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until it files its Annual Report on Form 10-K for the fiscal year ending December 31, 2007. In accordance with the provisions of Item 308T, the Company's Form 10-K for the year ended December 31, 2006 does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2007 and in periodic filings thereafter, Company management will include an assessment as to the effectiveness of its internal control over financial reporting. An auditor's attestation report will be included in periodic filings beginning with the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

As requested in your letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

BCTC IV ASSIGNOR CORP.

By: /S/ Marc N Teal______

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Anne Schrantz, CPA

Richard M. Stein, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999